
400.0 Elev
6038600.0 N
632200.0 E
6038400.0 N
632400.0 E
6038200.0 N
400.0 Elev
Upper C Unconformity
Thrust Fault
C-30
ML-12
ML-13
ML-68
C-39
C-40
C-52
200.0 Elev
200.0 Elev
Lower C Unconformity
ML-47
ML-70
0.0 Elev
LEGEND
Lower C Zone
Upper C Zone
Drill Hole
CROSSHAIR
EXPLORATION & MINING
Project: CMB Property - C Zone
Cross Section
Drawn: LP
NTS: 13 K/7
Scale: As Shown
DATUM NAD27
632200.0 E
6038400.0 N
632400.0 E
6038200.0 N
632600.0 E